UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated November 1, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
October 23, 2006
Item 3 — News Release
The English versions and the French translation versions of the two press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on October 23, 2006.
Item 4 — Summary of Material Change
On October 23, 2006, Cameco reported a second water inflow at Cigar Lake following a rock fall on October 22, 2006 in a future production area that had been previously dry. Efforts to protect the main shaft and key underground infrastructure by closing the bulk head doors were unsuccessful. All underground areas of the Cigar Lake project have filled with water. Everyone was safely evacuated from the mine, no injuries were sustained and there was no impact on the environment. Cigar Lake production was expected in 2008 prior to the water inflow incident. Cameco is investigating options to restore access to the mine.
Item 5 — Full Description of Material Change
On October 23, 2006, Cameco reported a second water inflow at Cigar Lake following a rock fall on October 22, 2006 in a future production area that had been previously dry. Efforts to protect the main shaft and key underground infrastructure by closing the bulk head doors were unsuccessful. All underground areas of the Cigar Lake project have filled with water. Everyone was safely evacuated from the mine, no injuries were sustained and there was no impact on the environment. Cigar Lake production was expected in 2008 prior to the water inflow incident.
Cameco is investigating options to restore access to the mine. Production start up was previously planned for early 2008 and the company will assess a new production timetable after remediation plans are developed. Cameco is operator and majority owner of the Cigar Lake project in northern Saskatchewan.
The incident began at 1:10 p.m. on Sunday, October 22, 2006, in the future production area that previously had been dry. At 8:45 p.m., in accordance with existing contingency plans, the company decided to close two bulkhead doors to contain the water inflow within the future mining areas. The doors were closed at 5:00 a.m. on Monday, October 23, 2006. While monitoring the area, the company found that one of the doors did not seal properly which allowed significant water to flow into the processing area. Efforts to fully the seal the doors were not successful and the inflow exceeded capacity to pump out the water.

Cameco is committed to develop plans to remediate the project and preserve this valuable asset. Cameco will develop new timelines for construction, cost estimates and production forecasts. The capital cost is expected to be significantly higher.
Cameco has supply interruption in its contracts providing the right to reduce, defer, or cancel volumes on a pro-rata basis if the company experiences a shortfall in planned production. This language protects about three-quarters of current contracted volumes. This percent will rise as old contracts expire. All contracts also contain standard force majeure protection. The baseload contracts put in place to support the development of Cigar Lake also contain supply interruption language, which allows Cameco to reduce, defer or terminate Cigar Lake product deliveries in the event of any delay or shortfall in Cigar Lake production. Given the foregoing contractual protections, Cameco is adequately positioned to meet its contractual obligations.
On October 31, 2006, Cameco issued its report for the quarter ending September 30, 2006. This report has been filed with securities regulators. This report contains additional information regarding this material change, including an analysis of the implications to reserve classification at Cigar Lake. Therefore, the reader of this material change report should also review the disclosure relating to the incident contained in Cameco’s October 31, 2006 report.
The Cigar Lake project is located 660 kilometres north of Saskatoon with a workforce of 650 during the construction phase. The Cigar Lake mine is owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Uranium Exploration Canada Ltd.(8%) and Tepco Resources Inc. (5%).
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 — Date of Report
November 1, 2006.

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